UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CINJET, INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

14248P 100

(CUSIP Number)

ALVIN HAO

16926 East Keegan, Avenue,

Carson, CA 90746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .[  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Person:

Alvin Hao

2.Check the Appropriate Box if a Member of a Group (See Instructions)

a. [  ]

b. [  ]

NOT APPLICABLE

3. SEC Use Only:

4. Source of Funds (See Instructions):

00 and PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:

1,666,666 shares of common stock

8. Shared Voting Power:

Not Applicable

9. Sole Dispositive Power:

1,666,666 shares of common stock

10. Shared Dispositive Power:

Not Applicable

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,666,666 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13. Percent of Class Represented by Amount in Row (11):

34%

14. Type of Reporting Person (See Instructions):

IN

CUSIP No. 17248P 100

This Schedule 13D is being filed by Alvin Hao (the “Reporting Person”) relating to Shares of Common Stock, par value $0.001 per share, of Cinjet, Inc. c/o Solis Tek Inc. (the “Issuer”) having its principal executive offices located at 16926 East Keegan, Avenue, Carson, CA 90746.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share, of Cinjet, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 16926 East Keegan, Avenue, Carson, CA 90746.

ITEM 2. IDENTITY AND BACKGROUND

The Reporting Person is the President and Chief Operating Officer of Cinjet, Inc.

The Reporting Person is the beneficial owner of 1,666,666 shares of Common Stock of the Issuer (the “Shares”).

The Reporting Person, is co-founder, director, Chief Operating Officer of the Issuer and Solis Tek Inc., a wholly owned subsidiary of the Issuer. Since 2010, the Reporting Person has been director, Chief Operating Officer of the Solis Tek Inc. The Reporting Person, is co-founder, director, President and Chief Operating Officer. Mr. Hao has broad knowledge of the hydroponics industry, including aspects of hardware and years of gardening experience. Mr. Hao is responsible for creating and maintaining corporate infrastructure, oversee daily operations, sales, and financial planning, lead marketing strategy.

The Reporting Person does not hold, and has not previously held, any directorships in any other reporting companies.

During the past five years, the Reporting Person has not been:

(a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is an American citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the beneficial owner of 1,666,666 shares of Common Stock of the Issuer (the “Shares”).

On June 23, 2015, Solis Tek Inc., a California corporation (the “Company” or “Solis Tek” or “STI”), entered into an Agreement of Merger and Plan of Reorganization (the “Agreement”) with the Issuer and CJA Acquisition Corp., a California corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), providing for the merger of Merger Sub with and into the STI (the “Merger”), with STI surviving the Merger as a wholly-owned subsidiary of the Issuer. The Merger closed on June 23, 2015.

At the effective time of the Merger, each share of STI common stock issued and outstanding immediately prior to the Merger was converted automatically into the right to receive .166 shares of common stock of the Issuer with 1,666,666 shares issued to the Reporting Person.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange and Reorganization Agreement, attached as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission on January 26, 2015 (the “Form 8-K”), and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Hao acquired the Issuer’s Shares for investment purposes only. Subject to ongoing evaluation, except as otherwise set forth above, Mr. Hao has no current plans or proposals which relate to or would otherwise result in any of the following:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or Any action similar to any of those enumerated above.

j. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owns 1,666,666 Shares of Common Stock of the Issuer. The 1,666,666 Shares of Common Stock are held directly by the Reporting Person.

The 1,666,666 Shares of Common Stock beneficially owned by the Reporting Person represents approximately 34% of the Issuer’s outstanding Shares of Common Stock based on 4,925,333 Shares of Common Stock outstanding as at June 26, 2015.

(b) Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c) Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d) Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2015
Date

/s/ Alvin Hao
Signature

ALVIN HAO
Name/Title